Exhibit 12.1

El Capitan Precious Metals, Inc.

Computation of Ratio of Earnings to Fixed Charges

and to Combined Fixed Changes and Preference Dividends

	Fiscal Year Ended September 30,
	2009	2010	2011	2012	2013

Fixed charges:
Interest Expense	$1,476	$454	$—	$—	$—
	$1,476	$454	$—	$—	$—

Earnings (loss):
Net income (loss) before tax benefit (provision)	$(953,501)	$(1,276,529)	$(178,921,042)	$(1,918,204)	$(1,742,612)
Add fixed charges	1,476	454	—	—	—
	$(952,205)	$(1,276,075)	$(178,921,042)	$(1,918,204)	$(1,742,612)

Ratio of earnings to fixed charges	*	*	*	*	*

Deficiency of earnings to fixed charges	$(953,501)	$(1,276,529)	$(178,921,042)	$ (1,918,204)	$(1,742,612)

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* Less than one to one coverage.